LEONARD, STREET AND DEINARD
150 South Fifth Street
Minneapolis, Minnesota 55402

May 27, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:	LodgeNet Entertainment Corporation Form 10-K for the fiscal year ended December 31, 2004 Filed March 16, 2005 File No. 0-22334

     Dear Mr. Spirgel:

We represent LodgeNet Entertainment Corporation, a Delaware corporation (“LodgeNet” or the “Company”) and have been authorized by them to respond to the Staff’s letter, dated May 3, 2005, and the ten itemized comments contained therein (the “Staff Comment Letter”). We have set forth each of the comments from the Staff’s Comment Letter, followed by the Company’s response. Please note that LodgeNet’s first quarter 10-Q filing was due as we were reviewing the Staff’s comments. Accordingly, certain modifications were made in LodgeNet’s Report on Form 10-Q for the Quarter Ended March 31, 2005, which we believe are responsive to the Staff’s comments.

COMMENT 1

1.	Tell us the nature of derivative instruments totaling $ 5.8 million as reported in the balance sheet but excluded from the above table. (Note: refers to Obligations and Commitments as of December 31, 2004 (in thousands), page 23 of Form 10-K.)

RESPONSE TO COMMENT 1

•	We have been authorized to inform you of the following. The nature and components of the derivative instruments totaling $5.8 million includes $2.4 million of unamortized balance of the deferred gain from the termination of a $50.0 million interest cap agreement as disclosed in Note 2, under subsection “Derivative Financial Instruments.” The Company believes that this item does not belong on the Obligations and Commitments schedule because it is a deferred gain and the Company does not have any liability or future obligation to pay. Also included in derivative instruments are $3.4 million of mark-to-market valuation of the interest rate swap agreements as of the balance sheet date. The swap agreements consist of swap instruments having a notional value of $100 million, of which $50 million expires in December 2005 and $50 million expires in March 2006. These swap instruments are intended to convert the Company’s variable interest rate bank debt to fixed interest rate debt. The swap agreements have been designated as, and meet the criteria for, cash flow hedges. LodgeNet is required by its bank Credit Facility to have a minimum of 50% of our term loan balance covered under such interest rate swap arrangements. Upon review, the Company has determined that such obligation should be included and the Company will incorporate this on its Obligations and Commitments schedule in its future filings.

COMMENT 2

2.	Please disaggregate the components of “Other long-term obligations” and separate operating leases from the “Other long-term liability” as captioned in the balance sheet. Please present the cash payments due to Hilton Hotels on an undiscounted basis.

RESPONSE TO COMMENT 2

•	The Company has reviewed this matter and will comply with the Staff’s request to disaggregate the components of “Other long-term obligations” and separated operating leases from the “Other long-term liability”. The cash payments due to Hilton Hotels was aggregated on an undiscounted basis will now be separated and presented on the same basis. The Company will incorporate these changes into its future filings.

COMMENT 3

3.	We note that you may have certain revenue arrangements, which consist of multiple elements. Please clarify your disclosure to discuss the separate units of accounting in a typical revenue arrangement and your allocation of consideration to each. Refer to EITF 00-21. (Note: refers to Critical Accounting Policies, page 37 of Form 10-K.).

RESPONSE TO COMMENT 3

•	We have been authorized to inform you of the following. LodgeNet’s primary source of revenue is providing in-room, interactive television services to the lodging industry, for which the hotel guest typically purchases on a per-view, hourly or daily basis. These services include on-demand movies, on-demand games, music and music video, Internet on television and television on-demand. LodgeNet recognizes revenue from the sale of these services in the period the related service is sold to the hotel guest and when collection is reasonably assured. LodgeNet’s system in each hotel records the purchase of each individual service and that information is retrieved from the hotel property nightly via a communication system established by us. No future performance obligations exist on a service that has been purchased by the guest. The prices related to our services are established by the Company and are fixed and determinable prior to delivery of the service. The Company has determined that this source of revenue does not fall under the multiple deliverables guidance of EITF 00-21.

LodgeNet also generates revenue from the sale of system equipment, and repair service parts and labor. These sales are not sold under multiple element arrangement sand are a very small part of LodgeNet’s revenue base. The Company recognizes this revenue when the equipment is delivered or the service has been performed. No future performance obligation exists on an equipment sale or on a repair service that has been provided.

The Company also generates revenue by providing high-speed Internet access through the sale and installation of equipment and the sourcing of Internet access to subscribing hotels. This revenue arrangement does fall under the guidance of EITF 00-21, par. 1. Revenue from the sale and installation of this equipment is recognized when the equipment has been installed. The delivery and installation of the equipment essentially occurs simultaneously. In addition, this equipment has stand alone value to the customer as defined in par. 9a of EITF 00-21. Equipment and installation prices are fixed and determinable prior to delivery and are based on objective and reliable sales evidence from a stand alone basis, as defined in par. 12 and par. 16 of EITF 00-21. The undelivered elements in these arrangements are the ongoing maintenance service and internet access fees. LodgeNet provides to subscribers ongoing maintenance, service and call center support contracts to properties that have been installed by it and also to properties that have been installed by other providers. In addition, LodgeNet provides the property with the portal to access the Internet. The Company receives monthly service fees from such subscribers for our maintenance services and Internet access. The price for these services are fixed and determinable prior to delivery of the service. The fair value of these services are known due to the Company having objective and reliable evidence from contract renewal and stand alone sales, as defined par. 16 of EITF 00-21. Under the service agreement, which includes maintenance and Internet access, we recognize this revenue ratably over the term of the maintenance and service contract, typically three-years.

COMMENT 4

4.	It appears that certain depreciation and amortization expenses are directly related to property and equipment used in producing or generating revenue. Revise your presentation to comply with SAB Topic 11.B by reclassifying the depreciation (and amortization) applicable to cost of revenues or removing the caption gross profit and indicating that cost of revenues excludes depreciation and amortization shown below.
(Note: refers to Consolidated Statements of Operations, page F-5 of Form 10-K)

RESPONSE TO COMMENT 4

•	LodgeNet has complied with the second alternative proposed in this comment and revised its presentation to comply with SAB Topic 11.B by removing the caption gross profit and indicating that cost of revenues excludes depreciation and amortization, which we presented as a separate line item. We are submitting, as Appendix A, the new presentation which the Company anticipates incorporating into its future filings.

COMMENT 5

5.	Refer to the captions total direct costs (exclusive of other operating expenses shown separately below) and gross profit (exclusive of depreciation shown separately below). It appears that Guest pay operations constitute costs and expenses applicable to cost of revenues. Please revise your presentation to clearly identify cost of revenue items in the consolidated statements of operations. Refer to Rule 5-03(b)(2) of Regulation S-X. It is also inappropriate to present gross profit exclusive of other cost of revenues such as guest pay operations.

RESPONSE TO COMMENT 5

•	Similar to comment #4 above, the Company has complied with this comment and revised its presentation to comply with 5-03(b)(2) of Regulation S-X by removing the caption gross profit and indicating that cost of revenues excludes depreciation and amortization shown below. We are submitting, as Appendix A, the new presentation which the Company anticipates incorporating into its future filings.

COMMENT 6

6.	Tell us how you account for the revenues and costs related to your agreement with DirectTV. Refer to EITF 99-19.
(Note: refers to Note 2 – Summary of Significant Accounting Policies. Significant Vendors, page F-10 of Form 10-K.).

RESPONSE TO COMMENT 6

•	We have been authorized to inform you of the following. The Company acquires basic and premium television programming rights to market, solicit, and sell DIRECTV programming to hotels pursuant to a multi-year agreement with DIRECTV, which expires in January 2010. Depending on the programming package, LodgeNet pays DIRECTV a flat rate per package, per hotel room, per month (for channels such as Fox News, Cartoon Network, Discovery Channel and The History Channel) or a flat rate per channel, per month (for channels such as ESPN). LodgeNet is the primary obligors under this contract with DIRECTV, and are responsible for payment to DIRECTV for contracted programming.

The Company, in-turn, contracts with individual hotels to provide them basic and premium programming. The Company acts as the principal in the transaction with the hoteliers. LodgeNet markets the programming and establishes prices charged to each hotel. LodgeNet installs Company-owned system equipment to receive the purchased programming. Once the Company’s systems and programming packages are installed at a hotel, LodgeNet pays DIRECTV a monthly fee based on the type of programming packages installed. LodgeNet has the right to provide programming packages free-of-charge to a hotel. LodgeNet bears all risk of loss related to collection, delivery, or contract cancellation. It accounts for the revenues received from each hotel for these services at the gross level. Based on the criteria in par. 3 of EITF 99-19, namely 1) acts as a principal in the transaction, 2) takes title to the product, and 3) has risks and rewards of ownership, the Company has determined that these conditions have been met. Therefore, LodgeNet accounts for the fees paid to DIRECTV as a direct cost.

The Company also receives a nominal amount of sales commission from DIRECTV on certain programming packages as incentive for it to promote and implement the delivery of DIRECTV programming to LodgeNet’s customers as well as act as a sales representative of DIRECTV to solicit and take orders for certain DIRECTV programming. LodgeNet accounts for the sales commission as revenue and classifies the amounts as “Other” revenues. Sales commissions from DIRECTV represent less than one-half of 1% of the Company’s total revenue.

COMMENT 7

7.	We note that you were obligated to pay Hilton a certain sum with a present value of $ 5.8 million as consideration for “the right to provide Internet on television access and television on-demand programming services to participating hotels and the right to independently pursue and further develop interactive television content.” Tell us the nature of the incremental economic benefits that you expect to receive in connection with this payment. How did you determine the fair value and useful life of the underlying asset? Are the Hilton Hotels the only current subscribers to your Internet access services? Refer to paragraphs 9 and 11 of SFAS 142 and paragraph 28 of CONS 6.
(Note: refers to Note 7 – Intangible Assets, page F-15 of Form 10-K.)

RESPONSE TO COMMENT 7

•	We have been authorized to inform you of the following. In July of 2002, LodgeNet acquired the right to provide television-based Internet access and time-shifted TV programming services to participating hotels and the right to independently pursue and further develop interactive television content throughout the Company’s entire room base. These services were originally developed under a joint venture with Hilton Hotels Corporation (Hilton). When LodgeNet and Hilton agreed to dissolve the joint venture, the Company retained sole ownership of these services and sole right to distribute them. As consideration, the Company agreed to pay Hilton $8.0 million over a five-year period. The present value of these payments, approximately $5.8 million, was recorded as an intangible on LodgeNet’s consolidated balance sheet and is being amortized on a straight-line basis over its estimated useful life of five years. The incremental economic benefits include the additional revenue and cashflow generated by owning the right to deploy the Internet on television product and the time-shifted TV programming services to all of the Company’s contracted rooms, as opposed to being limited to distribution solely to Hilton rooms.

•	American Appraisal Associates, Inc. performed a valuation of these acquired rights. The results of the appraisal established and supported a fair value of $5.8 million for the acquired rights to provide TV Internet and TV on Demand throughout our current and future installed room base. The five-year useful life was determined in consideration of paragraph of Statement of Financial Accounting Standards No. 142 (FAS 142) and was based on the Company’s analysis of certain factors, including the Company’s anticipation of technological changes associated with increasing accessibility to the Internet by the traveler, the economic viability of charging a hotel guest to access the Internet through the television, and a finite market potential for the products acquired. Statement of Financial Accounting Standards No. 142 (FAS 142) requires a determination between “finite” verses “indefinite” useful life. In order to be considered having an indefinite life, an asset must have the following characteristics a) perpetual rights without substantial cost b) indefinite cashflow stream c) indefinite market. Based on such criteria, the asset does not have an indefinite life.

•	The Hilton hotels are not the Company’s sole subscribers to its TV Internet service. As of December 2004, the Company had approximately 329,000 TV Internet rooms, of which Hilton accounted for approximately 87,000 rooms.

COMMENT 8

8.	We note your accounting for warrants issued to Hilton Hotel franchises. Tell us your consideration of Issue 2 of EITF 01-9 during the last two years. Refer to Example 4 in Exhibit 01-09B.
(Note: refers to Note 13 – Warrants, page F-21 of Form 10-K.)

RESPONSE TO COMMENT 8

•	We have been authorized to inform you of the following. LodgeNet has evaluated the concepts within Issue 1 and Issue 2 of EITF 01-09 and believes that EITF 01-09 is not applicable to its business. Hilton is not responsible for any part of the transaction with the guest with the exception of collecting, on the Company’s behalf, the revenue generate by the sale of programming to the guest. Hilton is not a reseller of the Company’s products or services to the hotel guest.

LodgeNet is responsible for the installation and operation of the equipment placed within the hotel and retains ownership of such equipment. It is also responsible for content (programming) acquisition and distribution of such content to the hotels. The Company establishes what content is to be shown and the price of the programming offered to the hotel guest. The Company markets it’s programming, consisting of movies, games, music, and other services directly to hotel guests.

The consideration in the form of warrants granted to Hilton, in substance, parallels that of a rental agreement whereby the Company rents space to promote and sell its products and services. The LodgeNet system connects each individual hotel room to a server, referred to as the “headend,” (associated equipment required for the reception, storage, amplification and modulation of signals). The “headend” is located in space provided to LodgeNet by the hotel, as required by the Company’s contract with the hotel. This consideration is not considers a discount, coupon, rebate, or free service as defined in par 2 of EITF 01-09. The warrant is capitalized as a customer contract acquisition cost and expensed ratably over the term of the contract and classified as an amortization cost in the statement of operations.

While LodgeNet has a long-term arrangement with Hilton which grants it the opportunity to install future Hilton properties, the consideration in the form of warrants expires in October 2005.

Note 15 – Income Taxes, page F-21.

COMMENT 9

9.	Please disclose the significant components of income tax benefit during each of the last three years. Refer to paragraphs 45 and 47 of SFAS 109.

RESPONSE TO COMMENT 9

•	We have been authorized to inform you of the following. The Company has been in a net operating loss position since the inception of the Company. The provision for income tax in Note 14 – “Income Taxes” of LodgeNet’s 2004 Report on Form 10-K was specifically noted as state franchise tax. LodgeNet will comply with this comment by adding a reconciliation table to disclose the components of income tax benefit in its 2005 Report on Form 10-K and will make appropriate conforming changes throughout the Form 10-K Report.

COMMENT 10

10.	Please disclose the net change (additions/usage) in your tax valuation account during the year. Refer to paragraph 43 of SFAS 109.

RESPONSE TO COMMENT 10

Similar to comment #9 above, the Company will comply with this comment by adding a reconciliation table to disclose the components of income tax benefits in its 2005 Report on Form 10-K and will make appropriate conforming changes throughout the Form 10-K Report.

We believe the above responses address the questions and concerns expressed within the SEC Staff Comment Letter date May 3, 2005.

In addition, the Company specifically acknowledges that it is 1) responsible for the adequacy and accuracy of the disclosure contained in its filings; 2) that Staff comments or changes to the Company’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the matters covered in this letter, please do not hesitate to contact the undersigned at 612-335-1517. We thank you for your cooperation.

Very truly yours,
LEONARD, STREET AND DEINARD

/s/ Mark S. Weitz

Mark S. Weitz

cc:	Gary Ritondaro Daniel Johnson

Appendix A

LodgeNet Entertainment Corporation and Subsidiary
Consolidated Statements of Operations (Unaudited)
(Dollar amounts in thousands, except share data)

	Three Months Ended March 31,
	2005	2004
Revenues:
Guest Pay	$64,152	$62,323
Other	1,837	1,508

Total revenues	65,989	63,831

Costs and Operating Expenses:
Direct costs (exclusive of operating expenses and depreciation and amortization shown separately below):
Guest Pay	28,344	27,507
Other	916	742
Operating expenses:
Guest Pay operations	8,622	8,138
Selling, general and administrative	6,072	5,705
Depreciation and amortization	17,992	19,668

Total costs and operating expenses	61,946	61,760

Income from operations	4,043	2,071

Other Income and Expenses:
Interest expense	(7,454)	(8,223)
Other (expense) income	(75)	53

Loss before income taxes	(3,486)	(6,099)
Provision for income taxes	(118)	(117)

Net loss	$(3,604)	$(6,216)

Net loss per common share (basic and diluted)	$(0.20)	$(0.48)

Weighted average shares outstanding (basic and diluted)	17,679,872	12,979,981